ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES

REPAYMENT OF THIRD DEVELOPMENT PARTNERSHIP AND

CLOSING OF FIFTH DEVELOPMENT PARTNERSHIP

Nashville, Tennessee and Vancouver, British Columbia - April 27, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (OTCQX: ASEPF) is pleased to announce the successful repayment and reversion of the third development partnership ("DP3") that it formed during the fourth quarter of 2021, along with the concurrent closing of its fifth development partnership ("DP5").

DP3 funded the drilling and completion of a total of five wells: three wells in the Giddings Field near Austin, TX and two wells in Webb County, TX; and comprised a total capital program of approximately US$35.3 million, with 60% funded by external partners. As part of the completion of the DP3 program, Alpine has retired liabilities of approximately US$30.2 million.

DP5 has an expanded capital program of approximately US$50.3 million, with approximately US$30.2 million of external development capital, and is expected to continue to develop assets within the Company's existing operational footprint.

Alpine Summit's Chief Executive Officer, Craig Perry, commented: "We are pleased with the strong DP3 results and increased demand for DP5, our largest development partnership to date. The development partnerships continue to provide access to drilling capital that supports the efficient execution of our business plan, including production growth. Given the timing of protective well shut ins, and the DP3 completion work, Alpine Summit anticipates first quarter of 2022 production to be approximately flat to fourth quarter 2021. Another meaningful step up in production is expected to occur during the second quarter of 2022 as all DP3 wells came online during March 2022."

Twelve of the DP3 partners exercised the put right provided to such partners by DP3 regarding residual interests in their associated investment and, subject to the approval of the TSX Venture Exchange (the "TSXV"), elected to sell their remaining interest in DP3 for 894,929 Class B non-voting units of HB2 Origination, LLC (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company), having a deemed value of US$5.70 per unit (which was calculated with reference to the trailing 30 day share price and the allowable discounts permitted by the policies of the TSXV), or a total of approximately US$5.1 million.

The issuance of securities on exercise of the put right by the DP3 partners is considered a "related party transaction" pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") since five of the twelve partners are directors and officers of the Company. Pursuant to Sections 5.5(b) and 5.7(1)(a) of MI 61-101, the Company is exempt from the requirements to obtain a formal valuation and minority shareholder approval because the Company's securities are listed on the TSXV and the fair market value of such partners' participation is below 25% of the Company's market capitalization for purposes of MI 61-101.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone:  403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements regarding: the DP5 drilling program; development partnerships providing access to drilling capital and the expected results; production during the first and second quarters of 2022; Alpine Summit's plans and goals; and the issuance of units on exercise of the put right following receipt of TSXV approval.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the impact of the potential listing on the NASDAQ on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors as well as the potential for Alpine Summit to fail to either meet the NASDAQ listing standards or ultimately be approved for listing by the NASDAQ; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.